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Exhibit 99.7

FOR IMMEDIATE RELEASE	Tuesday, March 25, 2008

CELESTICA FILES FORM 20-F

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end supply chain solutions, today announced that its annual report on form 20-F for the year ended December 31, 2007 has been filed with the United States Securities and Exchange Commission.

The annual report on form 20-F can be accessed on the company's website at www.celestica.com. The form 20-F can also be viewed at http://www.sedar.com and the Edgar Filing on http://www.sec.gov.com.

The company's shareholders are entitled to receive copies of the Form 20-F free of charge. Shareholders can request the document on the Investor Relations page of Celestica's website at www.celestica.com. Shareholders who have already requested copies of Form-20F will receive these documents in the mail.

About Celestica

Celestica is dedicated to delivering end-to-end supply chain solutions to drive our customers' success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company's security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions, or may employ such future or conditional verbs as "may", "will", "should," or "would," or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. Our forward looking statements are also based on various assumptions by management, which management believes are reasonable under the current circumstances, but may prove to be inaccurate and many of which may involve factors that are beyond the control of the Company.

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The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 days to 90 days; general economic and market conditions; currency exchange rates; product pricing levels and competition; customer demand; supplier performance and pricing; operational and financial matters; technological developments; and the execution of our restructuring plan. These assumptions are based on management's current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above. These and other risks, uncertainties, factors and assumptions are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, contact:

Laurie Flanagan	Paul Carpino
Communications	Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

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  Exhibit 99.7
CELESTICA FILES FORM 20-F